Exhibit 99.1

Press Release

ADS-TEC Energy Updates FY 2022 Guidance

•	ADS-TEC Energy is faced with unexpected delays caused by global manufacturing and supply chain issues and expects substantial sales revenue forecasted for FY 2022 pushed out to FY 2023.
•	Revenue continues to increase for FY 2022 compared to FY 2021.

•	ADS-TEC Energy continues to see strong global demand in its order book and confirms the previously announced increase of the order volume to more than EUR 175 million year to date.

NÜRTINGEN, Germany, October 11, 2022, ADS -TEC Energy (NASDAQ: ADSE) today announced that the company still confirms the significant increase of the order volume for its products in the 2022 financial year as previously announced in the last publication of its financial forecast on September 12, 2022. The orders primarily concern the battery-buffered ultra-fast charging systems from ADS-TEC Energy, but also stationary storage systems for commercial and industrial applications.

Despite revenue continuing to increase for FY 2022 compared to FY 2021, the planned production volumes cannot be fully assembled at ADS-TEC due to unexpected supply chain issues experienced by electronic components and manufacturing businesses globally. This production delay will shift significant revenue previously expected in FY 2022 into FY 2023. Importantly, the company expects this revenue to, in fact, be realized in 2023.

“We are very disappointed that, after all our efforts, we will not be able to achieve the planned sales forecast due to a lack of purchased parts and external bottlenecks. This is despite having sufficient internal production capacity available at our plant and successfully securing difficult components such as battery cells. This is particularly frustrating now because orders on hand and market developments continue to show that we are on the right track. The good thing is that it is only a postponement to 2023. We will deliver as soon as the missing material is available,” said Thomas Speidel, CEO, ADS-TEC Energy.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial activities, such as the Company’s ability to secure critical materials for production and anticipated timing for recognition of revenue from new orders and increase production volume and the Company’s expectation that revenue previously expected in FY 2022 will be realized in FY 2023. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/inve... and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contacts:

Media – Europe –

D. Müller

SVP Product Marketing & Communication

ADS-TEC Energy

press@ads-tec-energy.de

ADS-TEC Energy Investor Relations –

Cary Segall

ADS-TEC Energy

c.segall@ads-tec-energy.com

+1 845-224-8180

Financial Media – United States:

Scott Gamm

Strategy Voice Associates

scott@strategyvoiceassociates.com

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